

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 19, 2014

Via E-mail
Dinara Akzhigitova
Chief Executive Officer
Mirax Corp.
Prospekt 60-letiya Oktyabrya, 18/1, App. 1
Moscow, Russia, 117218

> **Re:** **Mirax Corp.**
> **Registration Statement on Form S-1**
> **Filed January 23, 2014**
> **File No. 333-193498**

Dear Ms. Akzhigitova:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. It appears that you may be a blank check company as defined by Rule 419 under the Securities Act of 1933, as amended, in view of the following:

    -   Your disclosure indicates that you are a development stage company issuing penny stock;
    -   You have not commenced operations and it is unclear whether you will be able to do so in the next 12 months;
    -   You have a net loss of $477.00 to date and you have not generated any revenues to date;
    -   You have assets of only $5,729.00 consisting only of cash; and
    -   Your registration statement contains very general disclosure related to the nature of your business and your business plan.

In the adopting release of Rule 419, the Commission stated that "it will scrutinize registered offerings for attempts to create the appearance that the registrant is not a development stage company or has a specific business plan, in an effort to avoid the application of Rule 419." Therefore, please provide a detailed analysis addressing each of the issues described above in explaining why you believe the company is not a blank check company and disclose whether you plan to merge with an unidentified company. Alternatively, please revise the registration statement to comply with Rule 419 and prominently disclose that you are a blank check company.

2. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Prospectus Cover Page, page 3

3. Please disclose the duration of the offering, including the possibility of extension.

Prospectus Summary, page 3

4. Please identify the countries or regions from where you intend to import your products.

Risk Factors, page 5

5. You mention numerous times throughout your filing that you plan on partnering with SUNSKY Technology Limited Co., Ltd for the purchase of your inventory. Please tell us what consideration you gave to including a risk factor discussing any material risk to your company posed by obtaining your products from only one third party supplier.

6. Please tell us what consideration you gave to including a risk factor discussing any material risk to your company posed by importing goods across international borders. In this regard, we note your disclosure on page 32 that you will be charged 40% customs fee upon importing your products across the Russian border.

We Have Yet To Earn Revenue And Our Ability To Sustain Operations…, page 6

7. We note your disclosure that your auditor has issued a going concern opinion. Please provide an estimate as to the amount of capital you will need to continue as a going concern over the next 12 months. Please also discuss this estimate in your Management's Discussion and Analysis section.

Because Our Sole Officer and Director Will Own 53.85% or more…, page 7

8. We note your disclosure that your sole owner will have "significant influence in determining the outcome of all corporate transactions…" Please revise your disclosure to explain that your sole holder will have control over determining the outcome of corporate transactions.

Use of Proceeds, page 14

9. We note your disclosure regarding the differing uses of proceeds assuming the sale of less than the maximum proceeds of the offering. Please disclose the order of priority of each individual use of proceeds in any scenario in which less than all the securities to be offered are sold. If the order of priority is the order in which the uses have been listed in the table on page 14, please state as much. Please refer to Instruction 1 to Item 504 of Regulation S-K. Please provide the same information for the "Use of Proceeds" section appearing on page 20.

Dilution, page 15

10. Please provide us with the detail on how you arrive at your net tangible book value after the offering for all three scenarios of shares sold. In this regard, you disclose $8,012 of total offering costs on page II-1, but appear to compute net tangible book value after the offering by subtracting $14,906 of offering costs or intangible assets in each of the 3 scenarios. We also note several mathematical errors within this section. Please revise as appropriate.

Management's Discussion and Analysis or Plan of Operation, page 17

11. We note that your auditors have issued a going concern opinion and that you lack sufficient cash to sustain operations for the next 12 months. Please provide disclosure describing your rate of negative cash flow per month and management's belief as to the period of time that available cash can sustain your current operations. Please refer to Item 303(a) of Regulation S-K.

12 Month Plan of Operation, page 19

12. Please revise this section to remove references to "current customers" as you have not yet commenced operations and therefore do not have any customers.

13. On page 22, you refer to the "minimum" amount of funds ($30,000), which suggests that your offering requires a minimum amount of subscribers. Please revise to clarify this reference and each of the similar references you make at the outset of each set of assumptions.

Use of Proceeds, page 20

14. Revise your disclosure to clarify whether this section takes into account that you have already "executed [y]our first purchase of phone cases with [Shenzhen SUNSKY Technology]," as you indicate on page 3.

Summary, page 26

15. We note your disclosure on page 27 that you believe you can satisfy your cash requirements during the next twelve months. Please explain to us how this statement reconciles with your statement on page 17, where you state that you do not believe your cash balance is sufficient to fund your operations for "any period of time." Please advise or revise to make your disclosure consistent throughout your filing.

Results of Operations, page 27

From Inception on September 6, 2013 to November 30, 2013, page 27

16. We note your disclosure in this section and throughout your filing that you have executed your first purchase order of phone cases from your supplier, Shenzhen SUNSKY Technology Limited Co., Ltd. Please provide a discussion about the details of this purchase order, including any contractual arrangements that may exist between you and the supplier. In particular, please discuss the date the purchase order and/or supply agreement, if any, was executed, the dollar amount of the purchase, the number of phone covers purchased, whether you have taken possession of the products and any other material terms of the purchase order. Furthermore, please disclose the basis of your belief that your supplier is "great and reliable," as you state on page 26.

17. Please tell us what consideration you gave to including your supply agreement, if any, or your first purchase order with Shenzhen SUNSKY as an exhibit to this filing. Please refer to Item 601(b)(10) of Regulation S-K.

Description of Business, page 30

Insurance, page 32

18. We note your disclosure that you do not currently maintain any insurance. Please tell us what consideration you gave to including a risk factor discussing the risks associated with a lack of insurance that you list in this section. Please see Item 503(c) of Regulation S-K.

Plan of Distribution, page 37

19. In the third paragraph of this section, you state in the second sentence that the price per share is fixed for the duration of the offering. However, in the last sentence of the same

paragraph, you also state that sales by you must be made at a fixed price until a market develops for the stock. Please revise the last sentence so that it is consistent with the first or tell us why you believe this language is appropriate.

Notes to the Financial Statements, page F-6

Note 7 – Income Taxes, page F-8

20. We note that you are reflecting the income tax benefit attributable to the net operating loss at the amount of the carry forward as opposed to the tax effect of the carry forward. Please refer to ASC 740 and revise as appropriate.

Exhibits

21. Please file as an exhibit the form of the subscription agreement that you plan to use in this offering and to which you make reference on page 38.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855 or Jim Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Porco, Staff Attorney, at (202) 551-3477 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director

cc: John T. Root, Jr.